Exhibit 99.1

UNITED STATES DISTRICT COURT EASTERN DISTRICT OF NEW YORK
X
UNITED STATES OF AMERICA

-against-	Cr. No. 12-763

HSBC BANK USA, N.A. and HSBC HOLDINGS PLC,
Defendants.
X

DEFERRED PROSECUTION AGREEMENT

Defendant HSBC Bank USA, N.A., a federally chartered banking institution and subsidiary of HSBC North America Holdings, Inc., and defendant HSBC Holdings plc, a financial institution holding company organized under the laws of England and Wales (collectively, “the HSBC Parties”), by their undersigned representatives, pursuant to authority granted by the HSBC Parties’ Boards of Directors, and the United States Department of Justice, Criminal Division, Asset Forfeiture and Money Laundering Section, the United States Attorney’s Office for the Eastern District of New York, and the United States Attorney’s Office for the Northern District of West Virginia (collectively, the “Department”), enter into this deferred prosecution agreement (the “Agreement”). The terms and conditions of this Agreement are as follows:

Criminal Information and Acceptance of Responsibility

1.      The HSBC Parties acknowledge and agree that the Department will file the attached four-count criminal Information in the United States District Court for the Eastern District of New York (“the Court”) charging the HSBC Parties with (a) wilfully failing to maintain an effective anti-money laundering program, in violation of Title 31, United States Code, Section 5318(h) and regulations issued thereunder; (b) wilfully failing to conduct and maintain due diligence on correspondent bank accounts held on behalf of foreign persons, in violation of Title 31, United States Code, Section 5318(i) and regulations issued thereunder; (c) wilfully violating and attempting to violate the Trading with the Enemy Act, Title 50 United States Code Appendix Sections 3, 5, 16, and regulations issued thereunder; and (d) wilfully violating and attempting to violate the International Emergency Economic Powers Act, Title 50 United States Code Sections 1702 and 1705, and regulations issued thereunder. In so doing, the HSBC Parties: (a) knowingly waive their right to indictment on this charge, as well as all rights to a speedy trial pursuant to the Sixth Amendment to the United States Constitution, Title 18, United States Code, Section 3161, and Federal Rule of Criminal Procedure 48(b); and (b) knowingly waive for purposes of this Agreement any objection with respect to venue and consent to the filing of the Information, as provided under the terms of this Agreement.

2.      The HSBC Parties admit, accept and acknowledge that they are responsible for the acts of their officers, directors, employees, and agents as charged in the Information, and as set forth in the Statement of Facts attached hereto as Attachment A and incorporated by reference into this Agreement, and that the allegations described in the Information and the facts described in Attachment A are true and accurate. Should the Department pursue the prosecution that is deferred by this Agreement, the HSBC Parties agree that they will neither contest the admissibility of nor contradict the Statement of Facts in any such proceeding, including any guilty plea or sentencing proceeding. Neither this Agreement nor the criminal Information is a final adjudication of the matters addressed in such documents.

Term of the Agreement

3.      This Agreement is effective for a period beginning on the date on which the Information is filed and ending five (5) years from that date (the “Term”). However, the HSBC Parties agree that, in the event the Department determines, in its sole discretion, that the HSBC Parties have knowingly violated any provision of this Agreement, an extension or extensions of the Term of the Agreement may be imposed by the Department, in its sole discretion, for up to a total additional period of one year, without prejudice to the Department’s right to proceed as provided in Paragraphs 16 through 19 below. Any extension of the Agreement extends all terms of this Agreement for an equivalent period. Conversely, in the event the Department finds, in its sole discretion, that the provisions of this Agreement have been satisfied, the Term of the Agreement may be terminated early.

Relevant Considerations

4.      The Department enters into this Agreement based on the individual facts and circumstances presented by this case. Among the facts considered were the following: (a) the HSBC Parties’ willingness to acknowledge and accept responsibility for the actions of their officers, directors, employees, and agents as charged in the Information and as set forth in the Statement of Facts; (b) the HSBC Parties’ extensive remedial actions taken to date, which are described in the Statement of Facts and Paragraph 5 below; (c) the HSBC Parties’ agreement to continue to enhance their anti-money laundering programs; (d) the HSBC Parties’ agreement to continue to cooperate with the Department in any ongoing investigation of the conduct of the HSBC Parties and their current or former officers, directors, employees, agents and consultants, as provided in Paragraph 6 below; (e) the HSBC Parties’ willingness to settle any and all civil and criminal claims currently held by the Department for any act within the scope of the Statement of Facts; and (f) the HSBC Parties’ cooperation with the Department, including conducting multiple extensive internal investigations, voluntarily making U.S. and foreign employees available for interviews, and collecting, analyzing, and organizing voluminous evidence and information for the Department.

5.      The HSBC Parties have taken, will take, and/or shall continue to adhere to, the following remedial measures:

a.	HSBC North America has a new leadership team, including a new Chief Executive Officer, General Counsel, Chief Compliance Officer, AML Director, Deputy Chief Compliance Officer and Deputy Director of its Global Sanctions program.

b.	As a result of its AML violations and program deficiencies, HSBC North America and HSBC Bank USA “clawed back” deferred compensation (bonuses) for a number of their most senior AML and compliance officers, to include the Chief Compliance Officer, AML Director and Chief Executive Officer.

c.	In 2011, HSBC Bank USA spent $244 million on AML, approximately nine times more than what it spent in 2009.

d.	In particular, HSBC Bank USA has increased its AML staffing from 92 full time employees and 25 consultants as of January 2010 to approximately 880 full time employees and 267 consultants as of May 2012.

e.	HSBC Bank USA has reorganized its AML department to strengthen its reporting lines and elevate its status within the institution as a whole by (i) separating the Legal and Compliance departments; (ii) requiring that the AML Director report directly to the Chief Compliance Officer; and (iii) providing that the AML Director regularly report directly to the Board and senior management about HSBC Bank USA’s Bank Secrecy Act (“BSA”) and anti-money laundering (“AML”) program.

f.	HSBC Bank USA has revamped its KYC program and now treats HSBC Group Affiliates as third parties that are subject to the same due diligence as all other customers.

g.	HSBC Bank USA has implemented a new customer risk-rating methodology based on a multifaceted approach that weighs the following factors: (1) the country where the customer is located, (2) the products and services utilized by the customer, (3) the customer’s legal entity structure, and (4) the customer and business type.

h.	HSBC Bank USA has exited 109 correspondent relationships for risk reasons.

i.	HSBC Bank USA has a new automated monitoring system. The new system monitors every wire transaction that moves through HSBC Bank USA. The system also tracks the originator, sender and beneficiary of a wire transfer, allowing HSBC Bank USA to look at its customer’s customer.

j.	HSBC Bank USA has made significant progress in remediating all customer KYC files in order to ensure they adhere to the new AML policies discussed above and plans to have completed remediation of 155,554 customers by December 2012.

k.	HSBC Bank USA has exited the Banknotes business.

l.	HSBC Bank USA has spent over $290 million on remedial measures.

m.	HSBC Holdings also has a new leadership team, including a new CEO, Chairman, Chief Legal Officer and Head of Global Standards Assurance.

n.	HSBC Group has simplified its control structure so that the entire organization is aligned around 4 global businesses, 5 regional geographies, and 10 global functions. This allows HSBC Group to better manage its business and communication, and better understand and address risks worldwide.

o.	Since January 2011, HSBC Group has begun to apply a more consistent global risk appetite and as a result has sold 42 businesses and withdrawn from 9 countries.

p.	HSBC Group has undertaken to implement single global standards shaped by the highest or most effective anti-money laundering standards available in any location where the HSBC Group operates. This new policy will require that all HSBC Group Affiliates will, at a minimum, adhere to U.S. anti-money laundering standards.

q.	HSBC Group has elevated the Head of HSBC Group Compliance position to a Group General Manager, which is one of the 50 most senior employees at HSBC globally. HSBC Group has also replaced the individual serving as Head of HSBC Group Compliance.

r.	The Head of HSBC Group Compliance has been given direct oversight over every compliance officer globally, so that both accountability and escalation now flow directly to and from HSBC Group Compliance.

s.	Eighteen of the top twenty-one most senior officers at HSBC Group are new in post since the beginning of 2011.

t.	Material or systemic AML control weaknesses at any affiliate that are reported by the Regional and Global Business Compliance heads are now shared with all other

Regional and Global Business Compliance heads facilitating horizontal information sharing.

u.	The senior leadership team that attends HSBC Group Management Board meetings is collectively and individually responsible for reviewing all of the information presented at the meeting, as well as all written documentation provided in advance of the meeting, and determining whether it affects their respective entity or region. In addition, if an executive believes that something occurring within his or her area of responsibility affects another business or affiliate within HSBC Group, it is that executive’s responsibility to seek out the executives from that business or affiliate and work to address the issue.

v.	HSBC Group has restructured its senior executive bonus system so that the extent to which the senior executive meets compliance standards and values has a significant impact on the amount of the senior executive’s bonus, and failure to meet those compliance standards and values could result in the voiding of the senior executive’s entire year-end bonus.

w.	HSBC Group has commenced a review of all customer KYC files across the entire Group. The first phase of this remediation will cost an estimated $700 million to complete over five years.

x.	HSBC Group will defer a portion of the bonus compensation for its most senior officers, namely its Group General Managers and Group Managing Directors, during the pendency of the deferred prosecution agreement, subject to EU and UK legal and regulatory requirements.

y.

HSBC Group has adopted a set of guidelines to be taken into account when considering whether HSBC Group should do business in countries posing a particularly high corruption/rule of law risk as well as limiting business in those countries that pose a high financial crime risk.

z.	Under HSBC Group’s new global sanctions policy, HSBC Group will be utilizing key Office of Foreign Assets Control (“OFAC”) and other sanctions lists to conduct screening in all jurisdictions, in all currencies.

Upon the application of the HSBC Parties, the Corporate Compliance Monitor (discussed infra at paragraphs 9-13) may modify, adjust, or discontinue any remedial or compliance measure listed in this Agreement if the Monitor finds that continuation of the measure is impractical, inconsistent with any recommendation of the Monitor, or inadvisable for any other reason, subject to Department approval.

Cooperation

6.      The HSBC Parties shall continue to cooperate fully with the Department in any and all investigations, subject to applicable laws and regulations and the attorney-client and attorney work product privileges. At the request of the Department, the HSBC Parties shall also cooperate fully with other domestic or foreign law enforcement authorities and agencies in any investigation of the HSBC Parties or any of their present and former officers, directors, employees, agents and consultants, or any other party. The HSBC Parties also agree that they shall:

a.	Use their good faith efforts to make available, at their cost, the HSBC Parties’ current and former officers, directors, employees, agents and consultants, when requested by the Department, to provide additional information and materials concerning any and all investigation; to testify, including providing sworn testimony before a grand jury or in a judicial proceeding; and to be interviewed by law enforcement authorities. Cooperation under this Paragraph shall include identification of witnesses who, to the knowledge of the HSBC Parties, may have material information regarding these matters;

b.	Provide any information, materials, documents, databases, or transaction data in the HSBC Parties’ possession, custody, or control, or in the possession custody or control of any affiliate, wherever located, requested by the Department in connection with the investigation or prosecution of any current or former officers, directors, employees, agents and consultants;

c.	Continue to abide by the terms of the “Consent Cease and Desist Order” entered with the Board of Governors of the Federal Reserve System, dated October 4, 2010;

d.	Continue to abide by the terms of the “Consent Cease and Desist Order” entered with the Office of the Comptroller of the Currency (“OCC”), dated October 6, 2010;

e.	Abide by the terms of the “Consent Cease and Desist Order” entered with the Board of Governors of the Federal Reserve System, dated December 11, 2012;

f.

Continue to apply the OFAC sanctions list to the same extent as any United Nations or European Union sanctions or freeze lists to United States Dollar (“USD”) transactions, the acceptance of customers, and all USD cross-border Society for Worldwide Interbank

Financial Telecommunications (“SWIFT”) incoming and outgoing messages involving payment instructions or electronic transfer of funds;

g.	Except as otherwise permitted by United States law, not knowingly undertake any USD cross-border electronic funds transfer or any other USD transaction for, on behalf of, or in relation to any person or entity resident or operating in, or the governments of, Iran, North Korea, Sudan (except for those regions and activities exempted from the United States embargo by Executive Order No. 13412), Syria or Cuba;

h.	Implement compliance procedures and training designed to ensure that the HSBC Parties’ compliance officer in charge of sanctions is made aware in a timely manner of any known requests or attempts by any entity (including, but not limited to, the HSBC Parties’ customers, financial institutions, companies, organizations, groups, or persons) to withhold or alter its name or other identifying information where the request or attempt appears to be related to circumventing or evading U.S. sanctions laws. The HSBC Parties’ Head of Compliance, or his or her designee, shall report to the Department, in a timely manner, the name and contact information, if available to the HSBC Parties, of any entity that makes such a request;

i.	Maintain the electronic database of SWIFT Message Transfer payment messages and all documents and materials produced by the HSBC Parties to the Department as part of this investigation relating to USD payments processed during the period from 2001 through 2007 in electronic format for a period of five years from the date of this Agreement;

j.	Notify the Department of any criminal, civil, administrative or regulatory investigation or action of the Bank or its current directors, officers, employees, consultants, representatives, and agents related to the HSBC Parties’ compliance with U.S. sanctions laws, the HSBC Parties’ involvement in money laundering, or the HSBC Parties’ anti-money laundering program;

k.	Provide information, materials, and testimony as necessary or requested to identify or to establish the original location, authenticity, or other basis for admission into evidence of documents or physical evidence in any criminal or judicial proceeding; and

l.	Develop and implement policies and procedures for mergers and acquisitions requiring that the HSBC Parties conduct appropriate risk-based due diligence on potential new business entities, including appropriate BSA and anti-money laundering due diligence by legal, audit, and compliance personnel. If the HSBC Parties discover inadequate anti-money laundering controls as part of their due diligence of newly acquired entities or entities merged with the HSBC Parties, it shall report such conduct to the Department as required in Attachment B to this Agreement.

Forfeiture Amount

7.      As a result of the HSBC Parties’ conduct, including the conduct set forth in the Statement of Facts, the parties agree the Department could institute a civil and/or criminal forfeiture action against certain funds held by the HSBC Parties and that such funds would be forfeitable pursuant to Title 18, United States Code, Sections 981 and 982. The HSBC Parties hereby acknowledge that at least $881,000,000 was involved in transactions, in violation of Title 18, United States Code,

Sections 1956 and 1957; and that at least $375,000,000 was involved in transactions in violation of Title 50, United States Code, Appendix, Sections 3, 5 and 16 and the regulations issued thereunder, or Title 50, United States Code, Section 1705 and the regulations issued thereunder. In lieu of a criminal prosecution and related forfeiture, the HSBC Parties hereby agree to pay to the United States the sum of $1,256,000,000 (the “Forfeiture Amount”). The HSBC Parties hereby agree the Forfeiture Amount shall be considered substitute res for the purpose of forfeiture to the United States pursuant to Title 18, United States Code, Sections 981 and 982, and the HSBC Parties release any and all claims they may have to such funds. The HSBC Parties shall pay the Forfeiture Amount plus any associated transfer fees within five (5) business days of the date on which this Agreement is signed, pursuant to payment instructions as directed by the Department in its sole discretion.

Conditional Release from Liability

8.      In return for the full and truthful cooperation of the HSBC Parties, and their compliance with the other terms and conditions of this Agreement, the Department agrees, subject to Paragraphs 16 through 19 below, not to use any information related to the conduct described in the attached Statement of Facts against the HSBC Parties or any of their corporate parents, subsidiaries, affiliates, predecessors, successors or assigns, in any criminal or civil case, except: (a) in a prosecution for perjury or obstruction of justice; or (b) in a prosecution for making a false statement. In addition, the Department agrees, except as provided herein, that it will not bring any criminal case against the HSBC Parties or any of their corporate parents, subsidiaries, affiliates, predecessors, successors or assigns, related to the conduct described in the attached Statement of Facts and the Information.

a.	This Paragraph does not provide protection against prosecution for conduct not disclosed by the HSBC Parties to the Department prior to the date on which this Agreement was signed, nor does it provide protection against prosecution for any future involvement by the HSBC Parties in criminal activity, including any future involvement in money laundering or any future failure to maintain an effective anti-money laundering program.

b.	In addition, this Paragraph does not provide any protection against prosecution of any present or former officers, directors, employees, agents and consultants of the HSBC Parties for any violations committed by them, including any conduct described in the Statement of Facts or any conduct disclosed to the Department by the HSBC Parties.

c.

Finally, other than transactions during the period set forth in the Statement of Facts that have already been disclosed and documented to the United States, this Paragraph does not provide any protection against prosecution of the HSBC Parties, or any of their affiliates, successors, related companies, employees, officers or directors, who knowingly and wilfully transmitted or approved the transmission of funds that went to or came from persons or entities designated by OFAC at the time of the transaction as Specially Designated Terrorists, Specially Designated Global Terrorists, Foreign Terrorist Organizations, and proliferators of Weapons of Mass Destruction (the “Special SDN Transactions”), including transactions disclosed and documented to the United States that occurred after January 1, 2008. Any prosecution related to the Special SDN Transactions may be premised upon any information provided by or on behalf of the HSBC Parties to the Department or any investigative agencies, whether prior to or subsequent to this Agreement, or any leads derived from such information, including the attached Statement of Facts.

Corporate Compliance Monitor

9.      Within sixty (60) calendar days of the filing of the Agreement and the accompanying Information, or promptly after the Department’s selection pursuant to Paragraph 10 below, HSBC Holdings agrees to retain an independent compliance monitor (the “Monitor”). In particular, within thirty (30) calendar days after the execution of this Agreement, and after consultation with the Department, HSBC Holdings will propose to the Department a pool of three qualified candidates to serve as the Monitor. If the Department, in its sole discretion, is not satisfied with the candidates proposed, the Department reserves the right to seek additional nominations from HSBC Holdings. The Monitor candidates shall have, at a minimum, the following qualifications:

a.	demonstrated expertise with respect to the BSA and other applicable U.S. and U.K. anti-money laundering laws;

b.	experience designing and/or reviewing corporate compliance policies, procedures and internal controls, including BSA and anti-money laundering policies, procedures and internal controls;

c.	the ability to access and deploy resources as necessary to discharge the Monitor’s duties as described in the Agreement; and

d.	sufficient independence from HSBC Holdings to ensure effective and impartial performance of the Monitor’s duties as described in the Agreement.

10.      The Department retains the right, in its sole discretion, to accept or reject any Monitor candidate proposed by HSBC Holdings, though HSBC Holdings may express their preference(s) among the candidates. In the event the Department rejects all proposed Monitors, HSBC Holdings shall propose another candidate within ten (10) calendar days after receiving notice of the rejection. This process shall continue until a Monitor acceptable to both parties is chosen. The Department may also propose the names of qualified Monitor candidates for consideration. The term of the monitorship, as set forth in Attachment B, shall commence upon the Department’s acceptance of a Monitor candidate proposed by HSBC Holdings. If the Monitor resigns or is otherwise unable to fulfill his or her obligations as set out herein and Attachment B, HSBC Holdings shall within sixty (60) calendar days recommend a pool of three qualified Monitor candidates from which the Department will choose a replacement.

11.      The Monitor will be retained by HSBC Holdings for a period of not less than sixty (60) months from the date the Monitor is selected. The term of the monitorship, including the circumstances that may support an extension of the term, as well as the Monitor’s powers, duties, and responsibilities, will be as set forth in Attachment B.

12.      HSBC Holdings agrees that it will not employ or be affiliated with the Monitor for a period of not less than one year from the date on which the Monitor’s term expires.

13.      The Monitor’s term shall be five (5) years from the date on which the Monitor is retained by HSBC Holdings, subject to extension or early termination as described in Paragraph 3.

Deferred Prosecution

14.      In consideration of: (a) the past and future cooperation of the HSBC Parties described in Paragraph 6 above; (b) the HSBC Parties’ forfeiture, totaling $1,256,000,000; and (c) the HSBC Parties’ implementation and maintenance of remedial measures described in the Statement of Facts and Paragraph 5 above, the Department agrees that any prosecution of the HSBC Parties for conduct set forth in the Information or the attached Statement of

Facts, and for the conduct that the HSBC Parties disclosed to the Department prior to the signing of this Agreement, be and hereby is deferred for the Term of this Agreement.

15.      The Department further agrees that if the HSBC Parties fully comply with all of their obligations under this Agreement, the Department will not continue the criminal prosecution against the HSBC Parties described in Paragraph 1 and, at the conclusion of the Term, this Agreement shall expire. Within thirty (30) days of the Agreement’s expiration, the Department shall seek dismissal with prejudice of the criminal Information filed against the HSBC Parties described in Paragraph 1.

Breach of the Agreement

16.      If, during the Term of this Agreement, the Department determines, in its sole discretion, that the HSBC Parties have (a) committed any crime under U.S. federal law subsequent to the signing of this Agreement, (b) at any time provided in connection with this Agreement deliberately false, incomplete, or misleading information, or (c) otherwise breached the Agreement, the HSBC Parties shall thereafter be subject to prosecution for any federal criminal violation of which the Department has knowledge, including the charges in the Information described in Paragraph 1, which may be pursued by the Department in the United States District Court for the Eastern District of New York or any other appropriate venue.

Any such prosecution may be premised on information provided by the HSBC Parties. Any such prosecution that is not time-barred by the applicable statute of limitations on the date of the signing of this Agreement may be commenced against the HSBC Parties notwithstanding the expiration of the statute of limitations between the signing of this Agreement and the expiration of the Term plus one year. Thus, by signing this Agreement, the HSBC Parties agree the statute of limitations with respect to any such prosecution that is not time-barred on the date of the signing of this Agreement shall be tolled for the Term plus one year.

17.      In the event the Department determines the HSBC Parties have breached this Agreement, the Department agrees to provide the HSBC Parties with written notice of such breach prior to instituting any prosecution resulting from such breach. The HSBC Parties shall, within thirty (30) days of receipt of such notice, have the opportunity to respond to the Department in writing to explain the nature and circumstances of such breach, as well as the actions the HSBC Parties have taken to address and remediate the situation, which explanation the Department shall consider in determining whether to institute a prosecution.

18.      In the event the Department determines the HSBC Parties have breached this Agreement: (a) all statements made by or on behalf of the HSBC Parties to the Department or to the Court,

including the attached Statement of Facts, and any testimony given by the HSBC Parties before a grand jury, a court, or any tribunal, whether prior or subsequent to this Agreement, and any leads derived from such statements or testimony, shall be admissible in evidence in any and all criminal proceedings brought by the Department against the HSBC Parties; and (b) the HSBC Parties shall not assert any claim under the United States Constitution, Rule 11(f) of the Federal Rules of Criminal Procedure, Rule 410 of the Federal Rules of Evidence, or any other federal rule that statements made by or on behalf of the HSBC Parties prior or subsequent to this Agreement, or any leads derived therefrom, should be suppressed. The decision whether conduct or statements of any current director or employee, or any person acting on behalf of, or at the direction of, the HSBC Parties will be imputed to the HSBC Parties for the purpose of determining whether the HSBC Parties have violated any provision of this Agreement shall be in the sole discretion of the Department.

19.      The HSBC Parties acknowledge the Department has made no representations, assurances, or promises concerning what sentence may be imposed by the Court if the HSBC Parties breach this Agreement and this matter proceeds to judgment. The HSBC Parties further acknowledge that any such sentence is solely within the discretion of the Court and that nothing in this Agreement binds or restricts the Court in the exercise of such discretion.

Sale or Merger of HSBC Parties

20.      The HSBC Parties agree that in the event they sell, merge, or transfer all or substantially all of their business operations as they exist as of the date of this Agreement, whether such sale is structured as a sale, asset sale, merger, or transfer, it shall include in any contract for sale, merger, or transfer a provision binding the purchaser, or any successor in interest thereto, to the obligations described in this Agreement.

Public Statements by HSBC Parties

21.      The HSBC Parties expressly agree that they shall not, through present or future attorneys, officers, directors, employees, agents or any other person authorized to speak for the HSBC Parties make any public statement, in litigation or otherwise, contradicting the acceptance of responsibility by the HSBC Parties set forth above or the facts described in the attached Statement of Facts. Any such contradictory statement shall, subject to cure rights of the HSBC Parties described below, constitute a breach of this Agreement, and the HSBC Parties thereafter shall be subject to prosecution as set forth in Paragraphs 16-19 of this Agreement. The decision whether any public statement by any such person contradicting a fact contained in the Statement of Facts will be imputed to the HSBC Parties for the purpose of determining whether they have breached this Agreement shall be at the sole discretion of the Department. If the Department determines that a public statement by any such person contradicts in whole or in part a statement contained in the Statement of Facts, the Department shall so notify the HSBC Parties, and the HSBC Parties may avoid a breach of this Agreement by publicly repudiating such statement(s) within five (5) business days after notification. The HSBC Parties shall be permitted to raise defenses and to assert affirmative claims in other proceedings relating to the matters set forth in the Statement of Facts provided that such defenses and claims do not contradict, in whole or in part, a statement contained in the Statement of Facts. This Paragraph does not apply to any statement made by any present or former officer, director, employee, or agent of the HSBC Parties in the course of any criminal, regulatory, or civil case initiated against such individual, unless such individual is speaking on behalf of the HSBC Parties. Subject to this paragraph, the HSBC Parties retain the ability to provide information or take legal positions in litigation or other regulatory proceedings in which the Department or the New York County District Attorney’s Office is not a party.

22.      The HSBC Parties agree that if it or any of its direct or indirect subsidiaries or affiliates issues a press release or holds any press conference in connection with this Agreement, the HSBC Parties shall first consult the Department to determine (a) whether the text of the release or proposed statements at the press conference are true and accurate with respect to matters between the Department and the HSBC Parties; and (b) whether the Department has no objection to the release.

23.      The Department agrees, if requested to do so, to bring to the attention of governmental and other debarment authorities the facts and circumstances relating to the nature of the conduct underlying this Agreement, and the nature and quality of the HSBC Parties’ cooperation and remediation. By agreeing to provide this information to debarment authorities, the Department is not agreeing to advocate on behalf of the HSBC Parties, but rather is agreeing to provide facts to be evaluated independently by the debarment authorities.

Limitations on Binding Effect of Agreement

24.      This Agreement is binding on the HSBC Parties and the Department, but specifically does not bind any other federal agencies, or any state, local or foreign law enforcement or regulatory agencies, or any other authorities, although the Department will bring the cooperation of the HSBC Parties and their compliance with their other obligations under this Agreement to the attention of such agencies and authorities if requested to do so by the HSBC Parties. Specifically, this Agreement does not bind the Tax Division or the Fraud Section of the Criminal Division of the United States Department of Justice. This Agreement does not bind any affiliates or subsidiaries of HSBC Holdings plc, other than those that are parties to this Agreement, but is binding on HSBC Holdings plc itself. To the extent HSBC Holdings plc’s compliance with this Agreement requires it, HSBC Holdings plc agrees to ensure that its wholly-owned subsidiaries, and any successors and assigns, comply with the requirements and obligations set forth in this Agreement, to the full extent permissible under locally applicable laws and regulations, and the instructions of local regulatory agencies.

Complete Agreement

25.      This Agreement sets forth all the terms of the agreement between the HSBC Parties and the Department. No amendments, modifications or additions to this Agreement shall be valid unless they are in writing and signed by the Department, the attorneys for the HSBC Parties and a duly authorized representative of the HSBC Parties.

FOR HSBC Bank USA, N.A. and HSBC Holdings plc:

Date: December 10, 2012	By:	/s/ Stuart A. Alderoty
Stuart A. Alderoty
Senior Executive Vice President
and General Counsel
HSBC Bank USA, N.A.

Date: December 10, 2012	By:	/s/ Marc Moses
Marc Moses
Group Chief Risk Officer
HSBC Holdings plc

Date: December 10, 2012	By:	/s/ David N. Kelley
David N. Kelley
Anirudh Bansal
Cahill Gordon & Reindel LLP

Date: December 10, 2012	By:	/s/ Samuel W. Seymour
Samuel W. Seymour
Alexander J. Willscher
Sullivan & Cromwell LLP

FOR THE DEPARTMENT OF JUSTICE:

LANNY BREUER
ASSISTANT ATTORNEY GENERAL

LORETTA E. LYNCH
UNITED STATES ATTORNEY
Eastern District of New York

Date: 12/11/2012	BY:	/s/ Alexander A. Solomon
Alexander A. Solomon
Daniel S. Silver
Assistant United States Attorneys

JAIKUMAR RAMASWAMY
Chief, Asset Forfeiture and Money
Laundering Section Criminal Division
United States Department of Justice

Date: 12/11/2012	BY:	/s/ Joseph K. Markel
Joseph K. Markel
Craig M. Timm
Trial Attorneys
Asset Forfeiture and Money
Laundering Section

WILLIAM J. IHLENFELD II
UNITED STATES ATTORNEY
Northern District of West Virginia

Date: 12/11/2012	BY:	/s/ Michael Stein
Michael Stein
Assistant United States Attorney

BANK OFFICER’S CERTIFICATE

I have read this Agreement and carefully reviewed every part of it with outside counsel for HSBC Bank USA, N.A. (the “Bank”). I understand the terms of this Agreement and voluntarily agree, on behalf of the Bank, to each of its terms. Before signing this Agreement, I consulted outside counsel for the Bank. Counsel fully advised me of the rights of the Bank, of possible defenses, and of the consequences of entering into this Agreement.

I have carefully reviewed the terms of this Agreement with the Board of Directors of the Bank. I have advised and caused outside counsel for the Bank to advise the Board of Directors fully of the rights of the Bank, of possible defenses, and of the consequences of entering into the Agreement.

No promises or inducements have been made other than those contained in this Agreement. Furthermore, no one has threatened or forced me, or to my knowledge any person authorizing this Agreement on behalf of the Bank, in any way to enter into this Agreement.

I am also satisfied with outside counsel’s representation in this matter. I certify that I am the Senior Executive Vice President and General Counsel for the Bank and that I have been duly authorized by the Bank to execute this Agreement on behalf of the Bank.

Nothing in this Certificate is intended nor shall it be deemed as a waiver by the Bank of the attorney-client privilege or work product protection.

Date: December 10, 2012

HSBC Bank USA, N.A.

By:	/s/ Stuart A. Alderoty
Stuart A. Alderoty
Senior Executive Vice President
and General Counsel
HSBC Bank USA, N.A.

COMPANY OFFICER’S CERTIFICATE

I have read this Agreement and carefully reviewed every part of it with outside counsel for HSBC Holdings plc (the “Company”). I understand the terms of this Agreement and voluntarily agree, on behalf of the Company, to each of its terms. Before signing this Agreement, I consulted outside counsel for the Company. Counsel fully advised me of the rights of the Company, of possible defenses, and of the consequences of entering into this Agreement.

I have carefully reviewed the terms of this Agreement with the Board of Directors of the Company. Internal and External counsel have advised the Board of Directors fully of the rights of the Company, of possible defenses, and of the consequences of entering into the Agreement.

No promises or inducements have been made other than those contained in this Agreement. Furthermore, no one has threatened or forced me, or to my knowledge any person authorizing this Agreement on behalf of the Company, in any way to enter into this Agreement.

I am also satisfied with outside counsel’s representation in this matter. I certify that I am the Group Chief Risk Officer for the Company and that I have been duly authorized by the Company to execute this Agreement on behalf of the Company.

Nothing in this Certificate is intended nor shall it be deemed as a waiver by the Company of the attorney-client privilege or work product protection.

Date: December 10, 2012

HSBC Holdings plc

By:	/s/ Marc Moses
Marc Moses
Group Chief Risk Officer
HSBC Holdings plc

CERTIFICATE OF COUNSEL

I am counsel for HSBC Bank USA, N.A. and HSBC Holdings plc (collectively, the “Bank”) in the matter covered by this Agreement. In connection with such representation, I have examined relevant Bank documents and have discussed the terms of this Agreement with the Bank’s Boards of Directors. Based on our review of the foregoing materials and discussions, I am of the opinion that the representatives of the Bank have been duly authorized to enter into this Agreement on behalf of the Bank and that this Agreement has been duly and validly authorized, executed, and delivered on behalf of the Bank and is a valid and binding obligation of the Bank. Further, I have carefully reviewed the terms of this Agreement with the Boards of Directors of the Bank and the Senior Executive Vice President and General Counsel for HSBC Bank USA, N.A., and the Group Chief Risk Officer for HSBC Holdings plc. I have fully advised them of the rights of the Bank, of possible defenses, and of the consequences of entering into this Agreement. To my knowledge, the decision of the Bank to enter into this Agreement, based on the authorization of the Boards of Directors, is an informed and voluntary one.

Nothing in this Certificate is intended nor shall it be deemed as a waiver by the Bank of the attorney-client privilege or work product protection.

Date: December 10, 2012

By:	/s/ David N. Kelley
David N. Kelley
Anirudh Bansal
Cahill Gordon & Reindel LLP
Counsel for HSBC Bank USA, N.A. and HSBC Holdings plc

By:	/s/ Samuel W. Seymour
Samuel W. Seymour
Alexander J. Willscher
Sullivan & Cromwell LLP
Counsel for HSBC Bank USA, N.A. and HSBC Holdings plc

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